January 2, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Finance

Attention: Katharine Garrett
John Spitz

Re: FB Financial Corporation (the “Company”)
Form 8-K filed October 16, 2023
File No. 001-37875

Dear Ms. Garrett and Mr. Spitz:

This letter is provided in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated December 15, 2023. For ease of reference, each of the Staff’s comments has been reproduced below in italics followed by the Company’s responses.

Form 8-K Filed October 16, 2023
Exhibit 99.2
Non-GAAP Reconciliations, page 17

1.We note your adjustment for “loss from securities, net” included in your non-GAAP financial measure of adjusted pre-tax net income for the three and nine months ended September 30, 2023. We also note that you include a similar adjustment for all periods presented in your measure of core efficiency ratio on page 19. Please tell us how you determined that the measure of adjusted pre-tax net income is not misleading given the adjustment for the “loss from securities, net” appears to be inconsistently presented between periods, considering the guidance in Rule 100(b) of Regulation G and Question 100.02 of the Division of Corporation Finance's Compliance & Disclosure Interpretations ("C&DI") on Non-GAAP Financial Measures, and revise future filings as applicable.

Response:

The Company acknowledges the Staff’s comment. It was the intention of the Company to distinguish the normal operating gains and losses from investment securities transactions, which historically represent a nominal impact to the Company on a quarterly basis, from the impact of the investment security sales that occurred during the third quarter of 2023. We acknowledge that this presentation is inconsistent, as noted by the Staff, and the Company will revise future disclosures to include all gains or losses from investment securities transactions when this measure is utilized.

2.We note your presentation of the non-GAAP financial measures, adjusted tangible common equity and adjusted tangible book value per common share, on page 21, both of which exclude your accumulated other comprehensive loss, net. Further, we note your disclosure that your non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods. Please address the following:

•Tell us, and revise your disclosures in future filings to more fully explain, what these measures represent and how they provide a greater understanding of ongoing operations and enhance comparability with prior periods.
•Tell us how you determined that the adjustment to exclude accumulated other comprehensive income (loss) is appropriate, including your consideration of whether the adjustment relates to your normal, recurring business activities or if it results in individually tailored accounting. Refer to Question 100.04 of the Division of Corporation Finance’s C&DI on Non-GAAP Financial Measures.

Response:

The Company acknowledges the Staff’s comment. The significant increase in interest rates in recent periods following a prolonged period of lower interest rates had a notable impact on the unrealized losses of the Company’s available-for-sale debt securities portfolio. The Company includes non-GAAP measures of adjusted tangible book value and tangible common equity, both excluding accumulated other comprehensive income (“AOCI”), as the Company believes this presentation provides a deeper understanding of our ongoing operations, given that AOCI and the associated future recognition of those amounts are subjective estimates impacted by future market and interest rate volatility and are not indicative of losses that may be recognized in the future. This is particularly relevant for the Company’s available-for-sale debt securities portfolio invested in U.S. treasury securities and agency mortgage-backed securities, generally considered to be risk-free of credit losses and which also represents majority of the Company’s available-for-sale debt securities portfolio. The Company also believes this presentation more closely aligns with the method employed by regulators to assess capital adequacy for banking organization of similar size and risk profile which have elected the allowable “AOCI opt-out” under applicable regulatory capital rules. Lastly, the Company believes this non-GAAP presentation provides enhanced comparability across historic periods.

As such, the Company anticipates utilizing these measures in its prospective non-GAAP disclosures to provide deeper informational insight to stockholders, investors and other readers of the Company’s disclosures. The Company will provide additional perspective within these disclosures so that users may understand how they relate to the Company’s ongoing operations and enhance comparability with prior periods.

We appreciate your comments and hope that we have adequately addressed them with the foregoing responses. If you should have any questions, please contact me at (615) 435-0952.

Sincerely,

/s/ Michael M. Mettee
Michael M. Mettee Chief Financial Officer FB Financial Corporation